SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ---------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                                   Sutura Inc.
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                   869 542 100
                                 (CUSIP Number)


                                Cheryl V. Reicin
                                    Torys LLP
                                 237 Park Avenue
                            New York, New York 10017
                                 (212) 880-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 14, 2006
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-----------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 869 542 100           SCHEDULE 13D

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GO Industries Inc.  65-0896-988
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X] Joint Filing
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
--------------------------------------------------------------------------------
NUMBER OF               7              SOLE VOTING POWER  13,585,600
SHARES                  --------------------------------------------------------
BENEFICIALLY            8              SHARED VOTING POWER  0
OWNED BY                --------------------------------------------------------
EACH                    9              SOLE DISPOSITIVE POWER  13,585,600
REPORTING               --------------------------------------------------------
PERSON WITH             10             SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,585,600
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The estate of Judy Novak
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X] Joint Filing
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            N/A
--------------------------------------------------------------------------------
NUMBER OF               7              SOLE VOTING POWER  21,842
SHARES                  --------------------------------------------------------
BENEFICIALLY            8              SHARED VOTING POWER  0
OWNED BY                --------------------------------------------------------
EACH                    9              SOLE DISPOSITIVE POWER  21,842
REPORTING               --------------------------------------------------------
PERSON WITH             10             SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,842
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Alfred J. Novak
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X] Joint Filing
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
NUMBER OF               7              SOLE VOTING POWER  1,310,506
SHARES                  --------------------------------------------------------
BENEFICIALLY            8              SHARED VOTING POWER  13,607,442
OWNED BY                --------------------------------------------------------
EACH                    9              SOLE DISPOSITIVE POWER  1,310,506
REPORTING               --------------------------------------------------------
PERSON WITH             10             SHARED DISPOSITIVE POWER  13,607,442
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,917,948
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.1%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP No. 869 542 100           SCHEDULE 13D                 Page 5 of 10 pages

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock of Sutura, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 17080 Newhope Street, Fountain Valley, California 92708.


Item 2. Identity and Background.

      This Schedule 13D is being filed by GO Industries Inc., a Florida corporation ("GO Industries"), Alfred J. Novak ("Mr. Novak") and the estate of Judy Novak (the "Estate") (collectively, the "Reporting Persons").

      The principal business of GO Industries is investing in companies such as the Issuer. Mr. Novak is the president and CEO and a director of GO Industries. Carol Novak, the wife of Mr. Novak is the vice-president and a director of GO Industries. The Estate is administered by Mr. Novak.

      The address of each of the Reporting Persons is 6350 SW 92nd Street, Miami, FL 33156. Each of the Reporting Persons that is an individual is a citizen of the United States of America.

      None of the Reporting Persons has, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Persons acquired the shares that are the subject of this filing as part of the merger of Sutura, Inc., a Delaware corporation ("Sutura") with and into Technology Visions Group, Inc., the predecessor of the Issuer ("TVGR"). According to the Issuer's current report on Form 8-K dated August 19, 2005 (the "Merger 8-K"), on that date, Sutura was merged with and into TVGR pursuant to the terms of that certain Agreement and Plan of Merger, dated November 22, 2004, by and between Sutura and TVGR (such agreement the "Merger Agreement" and the transaction described therein, the "Merger Transaction"). Under the Merger Transaction, the separate existence of Sutura ceased and TVGR, as the Issuer, continued as the surviving corporation under Delaware law. As part of the Merger Transaction, the name of TVGR was changed to Sutura, Inc.

      Under the terms of the Merger Agreement, upon consummation of the Merger Transaction, the shares of Sutura held by the Reporting Persons have been exchanged for the right to receive shares of the Issuer. Prior to the Merger Transaction, the Reporting Persons owned shares of Sutura. According to the Merger 8-K, the Reporting Persons have a right to receive approximately 14,917,948 shares of the Issuer in the aggregate in connection with the Merger Transaction.

CUSIP No. 869 542 100           SCHEDULE 13D                 Page 6 of 10 pages


         According to an Issuer press release dated January 13, 2006, the former shareholders of Sutura are to be sent letters of transmittal to enable such shareholders to exchange their shares of Sutura for shares of the Issuer. However, since the date of the Merger 8-K, none of the Reporting Persons has received a letter of transmittal from the Issuer nor any correspondence confirming the issuance of shares to the Reporting Persons or the number of shares of the Issuer to be issued. Therefore, for the purposes of this Schedule 13D, the Reporting Persons are relying exclusively on the Merger 8-K to determine the number of shares of the Issuer to be issued to them pursuant to the Merger Transaction.

Item 4. Purpose of Transaction.

      See Item 3 which is incorporated by reference herein.

      Each of the Reporting Persons acquired all of their shares of Sutura for investment purposes and to their knowledge will receive shares of the Issuer pursuant to the Merger Transaction. The Reporting Persons intend to review continuously their respective equity positions in the Issuer. Depending upon price and availability, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, one or more Reporting Persons may decide to increase, decrease or maintain the size of their investment in the Issuer.

      On June 30, 2005 the Reporting Persons, together with certain other former shareholders of Sutura filed two complaints in the Superior Court of the State of California, County of Orange - Central Justice Center. The first complaint, Case No. 05-CC00136, is a shareholder derivative complaint seeking, among other things, money damages and injunctive relief to prevent the consummation of the Merger Transaction. The second complaint, Case No. 05-CC00137, seeks, among other things, to remove Messrs. Anthony Nobles and Egbert Ratering from their respective positions as directors of Sutura, as a predecessor of Issuer.

      Except as described herein and in Item 6 below, none the Reporting Persons has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

CUSIP No. 869 542 100           SCHEDULE 13D                 Page 7 of 10 pages


      (a) As described in Section 2 above, according to the Merger 8-K, the Reporting Persons will be issued approximately 14,917,948 shares of the Issuer in the aggregate pursuant to the Merger Transaction. However, since none of the Reporting Persons has received their notice of such issuance or a letter of transmittal from the Issuer, the Reporting Persons cannot confirm the exact number of shares of the Issuer to be issued to them in connection with the Merger Transaction. According to the Issuer's latest quarterly report on Form 10-Q dated November 18, 2005, at November 15, 2005, 185,417,009 shares of common stock of the Issuer were outstanding.

      (b) GO Industries Inc. has sole voting power and sole dispositive power with regard to 13,585,600 shares of the Issuer. The Estate has sole voting power and sole dispositive power with regard to 21,842 shares of the Issuer. Mr. Novak may be deemed to have shared voting power and shared dispositive power with regard to all of the foregoing shares of the Issuer held by the other Reporting Persons. Mr. Novak has sole voting power and sole dispositive power with regard to 1,310,506 shares of the Issuer.

      (c) Mr. Novak is the controlling shareholder of GO Industries. Mr. Novak is the executor of the Estate. Mr. Novak, by virtue of his relationship with each of the other Reporting Persons, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") the all of the shares of the Issuer that each of the other Reporting Persons directly beneficially owns. Mr. Novak disclaims beneficial ownership of such shares of the Issuer for all other purposes.

      (d) Except as described in Item 3, there have not been any transactions in the shares of the Issuer effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

      (e) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons are plaintiffs together with other shareholders under the litigation described in Item 4. The plaintiffs have entered into an agreement with respect the management and costs of the litigation. However, the plaintiffs have not entered into any agreement to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, nor have they entered into any contracts, arrangements, understandings or relationships with respect to other matter listed in Item 6 of Schedule 13D. The Reporting Persons disclaim membership in any group with the other plaintiffs as described in Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

CUSIP No. 869 542 100           SCHEDULE 13D                 Page 8 of 10 pages


      Except for the agreement and relationship listed in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits.

      None.





                            [Signature page follows.]

CUSIP No. 869 542 100           SCHEDULE 13D                 Page 9 of 10 pages


                                 Signature Page

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2006

GO INDUSTRIES INC.


By:   /s/ Alfred J Novak
      -----------------------------------
      Alfred J. Novak
      President and CEO


THE ESTATE OF JUDY NOVAK


By:   /s/ Alfred J. Novak
      -----------------------------------
      Alfred J. Novak
      Executor


By:   /s/ Alfred J. Novak
      -----------------------------------
      Alfred J. Novak

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 869 542 100              SCHEDULE 13D              Page 10 of 10 pages


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sutura, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of February 2006.


                                      GO INDUSTRIES INC.


                                      By:     /s/ Alfred J. Novak
                                              ----------------------------------
                                              Alfred J. Novak
                                              President and CEO


                                      THE ESTATE OF JUDY NOVAK


                                      By:     /s/ Alfred J. Novak
                                              ----------------------------------
                                              Alfred J. Novak
                                              Executor


                                      By:     /s/ Alfred J. Novak
                                              ----------------------------------
                                              Alfred J. Novak